SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 19, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   October 19, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

       TNX

Tel: (860) 364-1830

   AMEX:  TRE

Fax: (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  October  19, 2005

Significant Gold Discovery Announced by Northern Mining Explorations on Property Optioned From Tan Range in Tulawaka Region of Tanzania

Tan Range Exploration Corporation is pleased to announce that Northern Mining Explorations Ltd. (MDN) has made a significant gold discovery on a prospecting license held under option from Tan Range in the Tulawaka region of Tanzania.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometres and across a width of 0.3 kilometres. It was tested initially by four drill fences comprising 23 drill holes for a total of 1,475 metres. MDN reports that the target evaluated in the drill program was previously unknown and still remains open along strike and at depth.

Tan Range Chairman and CEO James E. Sinclair considers the MDN discovery “a tangible validation of the regional potential in the Tulawaka area and a confirmation of our strategy to secure royalty agreements with skilled and innovative explorers who have the technical wherewithal to develop the full potential of our holdings.”

The more significant drill intersections reported by MDN from this initial drill program are summarized as follows:

Hole No	Interval (metres)	Intercept Length (metres)	Gold (grams/tonne)
NTRAB 14	28-37	9.0	7.27
NTRAB 15	8-9	1.0	1.60
	14-16	2.0	2.60
NTRAB 16	4-7	3.0	7.63
	29-31	2.0	22.45
NTRAB 17	5-9	4.0	13.34
NTRAB 18	6-7	1.0	3.70
NTRAB 20	7-9	2.0	2.03

MDN notes that the holes were drilled at 60 degrees to the horizontal and were sited “heel-to-toe” on the drill fences to ensure they completely overlapped. Target depth was 70 metres and the drill fences were spaced approximately 150 metres apart. The drilling employed Rotary Air Blast (RAB) and Reverse Circulation (RC) techniques.

According to MDN, “A follow-up drilling program is now being arranged in order to further investigate the gold mineralization that has just been discovered and to probe two additional targets in other nearby Prospecting Licenses.”

The recent program tested three targets, two of which revealed significant gold intersections as reported above. Located about 10 kilometres from an earlier discovery made by MDN in the region, the company describes the latest find as “an entirely different gold occurrence.”

“Both gold discoveries are interpreted as being associated with shear zones that are close to the contact of volcanic and granitic rocks, and both remain open on strike and at depth. We are confident that yet more significant gold occurrences will be found in this region, which has remained virtually unexplored until now,” said MDN.

Tan Range is the largest individual license holder in Tanzania with 140 mineral licenses covering more than 11,570 square kilometres, all of which are located in and around the world-class Lake Victoria Greenstone Belt.

Sample Analysis

Samples from the MDN drill program were prepared and analyzed by Humac Laboratories in Tanzania. The anomalous results were subsequently independently checked by the ALS Chemex laboratory in South Africa. The drilling program was carried out under the direction of Geologist Brian Lloyd, supervised by Carlos Bertoni, P.Geo., a Qualified Person under NI 43-101.

Tan Range Business Plan

In order for shareholders to understand the implications of Tan Range Exploration’s news releases, a review of the Company’s business plan is a prerequisite.

Our business plan seeks to produce royalty income out of exploration. When a royalty option is executed, expenses for Tan Range either cease or become much less.  Income begins either on day one or day 365, depending on the option agreement concluded. All the expenses of exploration are undertaken by our royalty option partners. Should any project achieve bankable feasibility and move on towards mine construction, as principle to a royalty agreement Tan Range has no obligation to the project financially nor is there any obligation on the loan required for mine development.  The royalty option agreements simply specify that the company doing the development has a certain financial capability. As such, our business is the business of dealing properties on royalty options. Because of this we have 11,570 square kilometres of what we see as  prospective properties made up of 140 mineral licenses. This is the basis for having our own drill and drill crew plus the efforts to develop a protocol allowing definition of potential mineralization below deep mbuga (overburden).

Biogeochemistry

The Company has developed innovative biogeochemical protocols to identify mineral potential in areas where overburden constraints preclude testing by other means. A sample preparation lab has been established in Mwanza to facilitate the analysis of biogeochemical materials and highly trained Tanzanian technicians are used in the field to gather and prepare samples for analysis.

 “Certainly having our own drill and crew has provided us with a means of perfecting our biogeochemical technique. Management has tasked its staff to pursue this protocol because of the challenge common to Tanzania which is the presence of deep mbuga soils. Should any protocol provide vision beneath this overburden, the company applying such an approach at an affordable cost would clearly have an exploration advantage.  Judging from early but not yet fully conclusive results, I expect this methodology to show its real worth over the coming months and years. Because of this, biogeochemistry events are material to our company,” said Mr. Sinclair.

Drilling to test the BGC protocol has been completed on two licenses. Initial analytical results look encouraging and a full interpretation of the data is expected by year-end.

New Drill Rig

Mr. Sinclair also confirms that the performance of the Company’s new drill has improved dramatically in the past month and a record day for drilling occurred on September 2nd when 649 metres was completed on the Shenda PL, part of a 50,000 metres drill program that is currently under way using the Company’s own drill and staff.

Tanzanian Government Approves Full Access

Just recently the Tanzanian government approved full access and exploration activity for nine prospecting licenses in the south-western portion of the Lake Victoria Gold Belt that fall under royalty agreements with Ashanti Goldfields (now Anglogold Ashanti) which ranks among the world’s pre-eminent gold mining companies.

As previously reported, one of the strongest gold occurrences, Luhwaika, returned grab samples ranging from 0.01 to 233 grams (7.5 ounces) gold per tonne. The numerical average for 25 samples taken at this site was 11.8 grams (0.38 ounce) per tonne, while the average excluding the high-grade value (233 grams) was 2.5 grams (0.08 ounce) per tonne. A swarm of narrow veins has been discovered 300 metres away at Luhwaika West, which could represent a bulk tonnage gold deposit target.

Grab samples from Igunda, a shear-hosted, steeply dipping narrow vein occurrence three kilometres southeast of Luhwaika, ranged from 0.02 to 35.6 grams (1.1 ounce) per tonne.

Nineteen grab samples from this occurrence returned a numerical average of 3.58 grams (0.12 ounce) per tonne, while the average excluding the high-grade value (35.6 grams) was 1.7 grams (0.05 ounce) per tonne.

We consider this long sought access permit to be material to the Company’s future.

Shareholder Rights Plan

In other news, the Company wishes to announce that its Shareholder Rights Plan was allowed to expire on April 19, 2005. This program, which was introduced in 2000, was implemented as a means of delaying by a potential increase in share capital an acquisition by a suitor. It is the opinion of Mr. Sinclair that in today’s strict corporate governance environment that renewal of this program was not in the best interest of the Company. It should be noted that the Company neither has nor expects a suitor at this time.

Respectfully submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855 or the office of the Chairman at 860-364-1830

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange nor American Stock Exchange have not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.